UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DOLBY LABORATORIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32431	90-0199783
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1275 Market Street

San Francisco, CA 94103-1410

(Address of principal executive offices) (Zip Code)

Lewis Chew, Executive Vice President, Chief Financial Officer

(415) 558-0200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Dolby Laboratories, Inc. (the “Company”) has filed a Conflict Minerals Report which is attached as Exhibit 1.01 to this Form SD, and this report is also available on the Company’s website at http://www.dolby.com/us/en/about/environmental-commitment-form-sd-cmr.pdf.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – 2020 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DOLBY LABORATORIES, INC.

By:	/s/ Lewis Chew
Lewis Chew
Executive Vice President, Chief Financial Officer

Date: May 27, 2021

GLOSSARY OF TERMS

The following table summarizes certain terms and abbreviations that may be used within the text of this report:

Abbreviation	Term

CMRT	RMI’s Conflict Minerals Reporting Template

Communication Suspended - Not Interested	RMI assigned smelter or refiner status for a facility which has strongly communicated a lack of interest in participation in the RMI RMAP program

Conflict-free	A status for which all associated conflict minerals are sourced through smelters of refiners validated by recognized responsible sourcing protocols such as RMI’s RMAP and its cross-recognized programs (e.g., RJC and LBMA) as not financing armed conflict

DRC	Democratic Republic of the Congo

DTV	Digital Television

Form SD	The U.S. Securities and Exchange Commission’s Specialized Disclosure Form

Framework	OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition

HDTV	High Definition Television

LBMA	London Bullion Market Association

Non-Conformant	RMI status for a smelter or refiner facility that was audited but found to be nonconformant with the relevant RMAP standard

OECD	Organisation for Economic Co-operation and Development

RCOI	Reasonable Country of Origin Inquiry

RJC	Responsible Jewelry Council

RMAP	Responsible Minerals Assurance Process

RMI	Responsible Minerals Initiative

Rule	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1)